Exhibit (h)(3)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification of Undertaking to Reimburse Selected Fund Expenses

NOTIFICATION made as of April 15, 2019 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Adviser”), to GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of its series, GMO Alternative Allocation Fund (the “Fund”).

WHEREAS, the Adviser and the Trust, on behalf of the Fund, are parties to a management contract dated March 29, 2019 (“Management Contract”); and

WHEREAS, the Adviser is willing to reimburse the Fund for some of its operating expenses;

NOW, THEREFORE, provided that the fee rates set forth in (i) Management Contract and (ii) the Amended and Restated Servicing and Supplemental Support Agreement between the Trust and the Adviser remain unchanged, the Advisor shall, as set forth below, bear a portion of the expenses of the Funds through June 30, 2020 (and any subsequent periods as may be designated by the Advisor by notice to the Trust). During the period covered by this Notification, the arrangements set forth below may only be modified by the mutual consent of the Advisor and the Trust (such consent in the case of the Trust to require a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended) (the “Independent Trustees”):

Operating Expense Reimbursement for the Fund

The Adviser will waive its fees and/or reimburse the Fund to the extent necessary to prevent the Fund’s total annual fund operating expenses, exclusive of: (i) fees and expenses of the Independent Trustees, legal counsel to the Independent Trustees and independent compliance consultant to the Independent Trustees, (ii) investment-related costs, such as brokerage commissions, interest, and acquired fund fees and expenses, (iii) taxes, (iv) litigation and indemnification expenses, (v) judgments, (vi) in the case of Class I shares, payments to intermediaries for sub-transfer agency, recordkeeping and other administrative services made in respect of Class I shareholders, and (vii) other extraordinary or non-recurring expenses not incurred in the ordinary course of the Fund’s business, from exceeding the following amounts for each class of shares, in each case representing the average daily net assets for the indicated class of shares:

Class II	Class III	Class IV	Class V	Class VI	Class R6	Class I
0.99%	0.92%	0.875%	0.855%	0.825%	0.99%	0.99%

Management Fee Waiver

The Adviser will waive or reduce the Fund’s management fee, but not below zero, to the extent necessary to offset the management fees paid to the Adviser that are directly or indirectly borne by the Fund as a result of the Fund’s direct or indirect investments in other series of the Trust.

Shareholder Service Fee Waiver

The Adviser will waive or reduce the shareholder service fee charged to holders of each class of shares of the Fund, but not below zero, to the extent necessary to offset the shareholder service fees directly or indirectly borne by the class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of the Trust.

IN WITNESS WHEREOF, the Adviser has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ Greg Pottle
Name:	Greg Pottle
Title:	General Counsel

Reviewed by: DYC

This Agreement is executed on behalf of  Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually.  The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon  GMO and its assets.  A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.

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